As filed with the Securities and Exchange Commission January 10, 2003

File No. 70-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-1
APPLICATION OR DECLARATION
UNDER THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Wisconsin Electric Power Company
231 West Michigan Street
P.O. Box 2046
Milwaukee, Wisconsin 53201

(Name of company filing this statement and
address of principal executive office)

Larry Salustro
Senior Vice President and General Counsel
Wisconsin Electric Power Company
231 West Michigan Street
P.O. Box 2046
Milwaukee, Wisconsin 53201

(Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this matter to:

A. William Finke, Counsel	Shawn P. Crawford, Esq.
Wisconsin Electric Power Company	Brian D. Winters, Esq
231 West Michigan Street	Quarles & Brady LLP
P.O. Box 2046	411 East Wisconsin Avenue
Milwaukee, Wisconsin 53201	Milwaukee, Wisconsin 53202

ITEM 1 – DESCRIPTION OF THE PROPOSED TRANSACTION

A.	Introduction and Request for Commission Action

Pursuant to Section 3(a) of the Public Utility Holding Company Act of 1935 (the “Act”), Wisconsin Electric Power Company (“Wisconsin Electric”) requests an exemption from all of the provisions of the Act, other than Section 9(a)(2) of the Act. Wisconsin Electric seeks an order from the Commission granting it an exemption pursuant to Section 3(a) so that Wisconsin Electric will no longer be required to annually file an exemption statement on Form U-3A-2, pursuant to 17 C.F.R. § 250.2 (“Rule 2”) to maintain its exempt status.

Wisconsin Electric is a Wisconsin corporation, a wholly owned subsidiary of Wisconsin Energy Corporation (“WEC”) and a combined electric utility company and gas utility company. As a result of acquiring interests in two public utility companies (see HCAR 35-27329 issued December 28, 2000, which is attached as Exhibit G-1), Wisconsin Electric itself became a holding company as defined by Section 2(a)(7) of the Act.

For the reasons set forth more fully below, we believe that it would be appropriate for the Commission to grant the relief requested. A Proposed Form of Notice of the filing of this application required by 17 C.F.R. § 250.22(f) is attached hereto as Exhibit H-1.

B.	Description of the Parties

Wisconsin Electric is a Wisconsin corporation and a wholly owned subsidiary of WEC. Wisconsin Electric is a public utility company that generates, distributes and sells electric energy to retail and wholesale customers. Wisconsin Electric also purchases, distributes and sells natural gas to retail customers and transports customer-owned gas. The subsidiaries of Wisconsin Electric consist of the following:

A.
American Transmission Company LLC (“ATC”), a Wisconsin limited liability company. ATC is an electric utility company that was formed to own all electric transmission facilities in Wisconsin, as well as certain very limited transmission facilities located in northern Illinois and the upper peninsula of Michigan. (See HCAR 35-27329.) Wisconsin Electric currently holds a 37.3% ownership interest in ATC.

B.
ATC Management Inc. (“ATC Management”), a Wisconsin corporation. ATC Management has a nominal membership interest (a one/one millionth share) in and is the manager of American Transmission Company LLC. Wisconsin Electric currently holds a 42.5% ownership interest in ATC Management.

C.
BOSTCO LLC (“BOSTCO”), a Wisconsin limited liability company. BOSTCO is a company that was formed for the purpose of acquiring, owning, renovating and leasing space in a building located in Milwaukee, Wisconsin. Wisconsin Electric currently holds a 100% ownership interest in BOSTCO. BOSTCO is not a public utility company under the Act.

For more information regarding Wisconsin Electric and its wholly owned subsidiaries, please see the Form U-3A-2/A filed with the Commission on May 31, 2002, which is attached as Exhibit I-1.

ITEM 2 – FEES COMMISSIONS AND EXPENSES

The fees, commissions, and expenses that shall be paid or incurred, directly or indirectly, in connection with the filing of this application are estimated as follows:

Legal fees and expenses	3,500
Miscellaneous (including printer fees)	4,000

Total	7,500

ITEM 3 – APPLICABLE STATUTORY PROVISIONS

A.	Summary of Law

Section 2(a)(7) of the Act defines a holding company as a company that, among other things, directly, or indirectly, owns, controls or holds with power to vote, 10% or more of the outstanding voting securities of a public utility company.

Section 5 of the Act generally requires any holding company, or any person purposing to become a holding company, to file a notification of registration with the Commission. Within 90 days after becoming a registered holding company by filing the notification with the Commission, the holding company is required to file a Form U-5B registration statement with the Commission. Other provisions of the Act require a holding company to file certain information and comply with certain other requirements, unless the holding company is exempt from the requirements of the Act.

The introductory language to Section 3(a) of the Act provides generally that the Commission, by rules and regulations upon its own motion, or by order upon application, shall exempt in certain circumstances any holding company, and every subsidiary company thereof from any provision or provisions of the Act, unless and except insofar as it finds the exemption detrimental to the public interest or the interest of investors or consumers. Section 3(a)(1) of the Act provides an exemption from registration for a holding company that is predominantly intrastate in character and carries on its business substantially in a single state in which the holding company and every subsidiary company thereof are organized.

Pursuant to the introductory language of Section 3(a) of the Act, a holding company could avail itself of the exemption provided in Section 3(a)(1) of the Act by either complying with a Commission rule, or by applying to the Commission for an order, exempting the holding company from the provisions of the Act. The Commission has instituted Rule 2 under the Act to exempt a holding company, and any of its subsidiaries, from the provisions of the Act, if the holding company files an exemption statement on Form U-3A-2 on or before March 1 of each year. Section 3(c) of the Act provides that the Commission shall enter an order granting or denying an application for exemption submitted pursuant to Section 3(a) of the Act within a reasonable time after the Commission receives an application requesting an exemption from the provisions of the Act.

B.	Discussion and Legal Analysis

I.	REQUIREMENT TO REGISTER UNDER SECTION 5 OF THE ACT

Wisconsin Electric is a holding company under the Act by virtue of its greater than 10% ownership interest in two public utility company subsidiaries, ATC and ATC Management. Unless an exemption is available, Wisconsin Electric will be required to register under Section 5 of the Act. Additionally, unless otherwise exempt, Wisconsin Electric will be required to comply with other requirements because it will be registered pursuant to Section 5 of the Act.

II.	SECTION 3(a)(1) EXEMPTION

The Company believes, and has been filing as though, it is exempt from the Section 5 registration requirements and other provisions of the Act pursuant to Section 3(a)(1) because its operations, and those of its public utility subsidiaries, are primarily intrastate in character. To qualify for exemption under Section 3(a)(1), Wisconsin Electric and both of its public utility subsidiaries, ATC and ATC Management, must be predominantly intrastate in character and carry on their business substantially in the state in which they are all organized. The requirements of Section 3(a)(1) are satisfied for the following reasons:

1.	The holding company, Wisconsin Electric, and both of its public utility subsidiaries — ATC and ATC Management — are all organized in the State of Wisconsin.

2.
In Wisconsin Energy Corporation, et. al., HCAR 35-27329, the Commission granted a Section 3(a)(1) exemption to WEC and to another direct subsidiary of WEC, WICOR, Inc., finding “that the standards of Section 3(a)(1) are satisfied.” In other words, the Commission found, inter alia, that all of the public utility subsidiaries of WEC and WICOR from which WEC and WICOR derive directly or indirectly any material part of their income are predominantly intrastate in character and carry on their business substantially in Wisconsin. Among these public utility subsidiaries were Wisconsin Electric, ATC and ATC Management, the same public utility companies at issue here. No change in circumstances has occurred since the issuance of HCAR 35-27329 that would warrant a different determination. Consequently, Wisconsin Electric and its public utility subsidiaries continue to be predominantly intra-state in character and they carry on their business substantially in Wisconsin, the state in which they are organized.

Pursuant to the requirements of Section 3 of the Act and Rule 2, Wisconsin Electric has been annually filing with the Commission statements of exemption on Form U-3A-2 since its acquisition of ATC Management and ATC. However, pursuant to the introductory language of Section 3(a) of the Act, Wisconsin Electric seeks an order from the Commission that it is exempt from Section 5 pursuant to Section 3(a)(1), so that it no longer will be required file an annual exemption statement pursuant to Rule 2 to remain exempt from the Section 5 registration requirements and the other requirements of the Act. So long as an exemption is in effect pursuant to this application, Wisconsin Electric undertakes to notify the Commission if it acquires 10% or more of the outstanding voting securities of any public utility company so that the Commission may reevaluate the status of any exemption granted hereunder.

ITEM 4 – REGULATORY APPROVAL

No state or federal regulatory approval is required, other than authorization by this Commission.

ITEM 5 – PROCEDURE

The Commission is respectfully requested to issue and publish at the earliest possible date, but no later than February 20, 2003, an order exempting Wisconsin Electric from all of the provisions of the Act, other than Section 9(a)(2) of the Act, pursuant to Section 3(a)(1). It is submitted that a recommended decision by a hearing or other responsible officer of the commission is not needed for approval of the order. There should be no waiting period between the issuance of the Commission’s order and the date on which it is to become effective.

ITEM 6 – EXHIBITS

EXHIBIT

G-1	HCAR 35-27329, issued December 28, 2000.

H-1	Proposed Form of Notice.

I-1	Form U-3A-2/A filed by Wisconsin Electric Power Company on May 31, 2002.

ITEM 7 – INFORMATION AS TO ENVIRONMENTAL EFFECTS

The proposal contained herein does not have any environmental effects in and of itself. No federal agency has prepared or, to Wisconsin Electric’s knowledge, is preparing an EIS with respect to the proposal contained herein.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: January 10, 2003

WISCONSIN ELECTRIC POWER COMPANY

By:	/s/ Larry Salustro

Larry Salustro, Senior Vice President and General Counsel